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                              November 19, 2021

       Peter Lee
       President
       Merida Merger Corp. I
       641 Lexington Avenue, 18th Floor
       New York, NY 10022

                                                        Re: Merida Merger Corp.
I
                                                            Form 10-K/A for the
year ended December 31, 2020
                                                            File No. 001-39119

       Dear Mr. Lee:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K/A for the year ended December 31, 2020

       General

   1. We note the disclosure in your September 30, 2021 Form 10-Q, that you concluded all redeemable shares
issued during your IPO should have been classified as temporary equity and that the
change in classification was material to previously presented financial statements. As you
concluded that this is a material restatement, please file an Item 4.02
                                                        Form 8-K disclosing
this information and stating that prior period financial statements should not be relied
upon. Also, amend your Form 10-K/A to reflect this restatement, including all
disclosures required by ASC 250-10-45-23 and 250-10-50-7.
 Peter Lee
FirstName LastNamePeter  Lee
Merida Merger  Corp. I
Comapany 19,
November  NameMerida
              2021     Merger Corp. I
November
Page  2   19, 2021 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Jeffrey M. Gallant, Esq.